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                                                                    EXHIBIT 99.1

                    CORPORATE DISCLOSURE ON MAJOR DEVELOPMENT

The board of directors' resolution on the simplified merger between Korea Thrunet Co. Ltd. and hanarotelecom incorporated.

1.   Resolution Date: November 7, 2005

2.   Agenda: Approval of the merger with hanarotelecom incorporated

3.   Details

     (1)  Objectives of the Merger:

          -    To maximize synergy effect by enhancing management efficiency

          -    To strengthen competitiveness in the broadband Internet market

     (2)  Method of the Merger:

          - Simplified merger between hanarotelecom incorporated (the surviving company) and Korea Thrunet Co., Ltd. (the merged company)

     (3)  Merger Ratio:

          -    hanarotelecom incorporated: Korea Thrunet Co., Ltd. = 1 :
               0.3570308

     (4)  Merger Date: January 1, 2006

     (5)  Date of Merger Agreement: September 22, 2005

4. Pursuant to Article 527-2 of the Commercial Act of Korea, shareholders' approval on the merger is replaced by the approval of the board of directors.

5.   Related public disclosure date: September 15, 2005